

February 19, 2016

Via E-mail
Charles E. Drimal
Chief Executive Officer
PrimeEnergy Corporation
9821 Katy Freeway
Houston, Texas 77024

      Re: PrimeEnergy Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 18, 2015
              Response dated January 15, 2016
              File No. 0-07406

Dear Mr. Drimal:

We have reviewed your January 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2015 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Properties, page 23

Oil and Gas Production, page 24

1.   We have read your response to prior comment 2, including the drilling schedule for your proved undeveloped (PUD) reserves as of year-end 2014. You indicate that 46 PUD reserve locations had been scheduled to be drilled in 2015 and of these, just 9 have been spud and/or are now producing. The quantities associated with these locations indicate conversion was less than 6% of total PUD reserves in 2015. We previously noted your conversion figures of 4% in 2014 and 8% in 2013.

Given the foregoing, it is unclear how you have complied with the reserve booking criteria in Rule 4-10(a)(22), (24), (26) and (31) of Regulation S-X.

You are required to have adopted a development plan that indicates the locations will be drilled within five years, unless the circumstances justify a longer time, before reporting PUD reserves for these locations. You must also establish reasonable certainty that such quantities will be economically producible; and a reasonable expectation that there will exist the financing required to implement the project.

The guidance cited states in part that reasonable certainty means "a high degree of confidence that the quantities will be recovered" and, if probabilistic methods are used, "there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate" and "A high degree of confidence exists if the quantity is much more likely to be achieved than not...."

As the low rates of conversion appear to preclude development of the PUD reserves in the required timeframe, you may need to revise your reserve booking procedures to conform with the aforementioned guidance. Please provide further details regarding your drilling progress and the reasons for the low rates of conversion, including development plan departures and reversals for each year in the period 2010 through 2015.

For example, please submit a comprehensive analysis of changes in PUD reserves, covering 2010 through 2015, including a schedule stratifying for each year-end estimate, the quantity of such reserves initially claimed in that period and each preceding period; and for each strata, show all changes necessary to reconcile to the year-end estimates, including additions, conversions, reversals, sales and revisions.

Please also refer to the answer to Question 131.04 of our Compliance and Disclosure Interpretations ("C&DIs"), at https://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm, clarifying that the adoption of a development plan would ordinarily involve a final investment decision, and describe any internal controls you have established over this process and any changes to your reserve booking procedures that you propose.

2.   Please submit for review your PUD reserve drilling schedule, in spread sheet format, as of year-end 2015 for the years 2016 through 2020. The schedule should agree with the corresponding information that is incorporated in your December 31, 2015 reserve report, with the same items as the schedule you furnished in your prior response.

Please explain your rationale for any periodic rates of development that exceed your historical conversion rates; in these instances, it should be clear how you have taken into account the uncertainty over the reliability of your past scheduling in determining that you are now reasonably certain that development will occur.

You may contact Ron Winfrey at (202) 551-3704 if you have questions regarding engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief